

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 6, 2019

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

Virginia	**0-25464**	**26-2018846**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Volvo Parkway **Chesapeake, Virginia**	**23320**
(Address of principal executive offices)	(Zip Code)

(757) 321-5000
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

On February 6, 2019, Dollar Tree, Inc. issued a press release announcing tentative plans for a new distribution center project in Rosenberg, Fort Bend County, Texas. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Press release dated February 6, 2019 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLAR TREE, INC.

Date: February 6, 2019

By: /s/ Kevin S. Wampler

Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated February 6, 2019 issued by Dollar Tree, Inc.

Exhibit 99.1



Dollar Tree Announces Plans for New Distribution Center in Rosenberg, Texas
~ Investment of Approximately $130 Million ~
~ Will Create More Than 300 Jobs in the Region ~

CHESAPEAKE, Va. - February 6, 2019 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores, today announced tentative plans for a new distribution center project in Rosenberg, Fort Bend County, Texas. The Company plans to invest approximately $130 million, while creating more than 300 new jobs for the Rosenberg and surrounding communities.

The Company's final decision to establish a new distribution facility in Rosenberg is predicated on the formal approvals of the mutually agreed upon packages with the City Council, the Rosenberg Development Corporation, and the Fort Bend County Commissioners Court. Also required are the annexation of the 140-acre site and the creation of the Reinvestment Zones, by the City and County, as well as the successful closing on the purchase of the site.

"Dollar Tree is a large and growing organization," said Gary Philbin, Dollar Tree's President and Chief Executive Officer. "We currently operate more than 1,600 Dollar Tree and Family Dollar stores in the state of Texas and we are excited about our new distribution center project in Fort Bend County. We expect this new, state-of-the-art facility will enhance our supply chain efficiencies and provide convenient access to our network of stores through reduced stem miles, all while creating hundreds of new jobs."

"Rosenberg has positive momentum and we're seeing numerous businesses investing in the City which creates more jobs and revenue," Rosenberg Development Corporation Executive Director Bret Gardella said. "When you have a company like Dollar Tree seeing the opportunity that we offer, it just adds to our strengths and builds on our assets."

"Dollar Tree is a phenomenal company and we are thrilled to welcome them to Rosenberg," said Rosenberg City Manager John Maresh. "This was a project that required coordination at all levels and the joint efforts of the City, Rosenberg Development Corporation and County was excellent. It is great to see yet another company take advantage of Rosenberg's distribution and logistics strengths."

Dollar Tree will invest in the construction of the new 1.2 million-square-feet distribution facility that will provide service directly to Dollar Tree and Family Dollar stores. Construction is planned to commence in the April to May 2019 period, with the facility expected to be operational by summer 2020.

The new distribution facility will be located on Spur 10 near Klosterhoff Road.

About Dollar Tree, Inc.

Headquartered in Chesapeake, Virginia, Dollar Tree is the largest and most successful single-price-point retailer in North America. Dollar Tree was ranked No. 134 on the 2018 Fortune 500 ranking of largest companies. As of November 3, 2018, the Company operated 15,187 retail stores across 48 states and five Canadian provinces, along with a network of 23 U.S. distribution centers. Stores operate under the brands of Dollar Tree, Family Dollar and Dollar Tree Canada. To learn more about the Company, visit www.DollarTree.com.

CONTACT: Dollar Tree, Inc.
              Randy Guiler, 757-321-5284
              Vice President, Investor Relations
              www.DollarTree.com
              DLTR - G